January 17, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	InfoSonics Corporation

Amendment No, 1 to Registration Statement on Form S-4

Filed October 31, 2017

File No. 333-220525

Dear Ms. Ravitz:

On behalf of InfoSonics Corporation (the “Company”), we hereby submit this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated November 15, 2017 relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). For convenience, the Staff’s comments are set forth herein, followed by our response. The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 2 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

InfoSonics Reasons for the Merger . . ., page 43

1.	Expand your revisions added in response to prior comment 4 to address the forecasted financial information disclosed on page 47.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Amendment.

Projected Financial Information, page 46

2.	Your revisions added in response to prior comment 5 address only InfoSonics’ financial projections. Please expand to also address Cooltech’s projections. Ensure your revisions explain the reasons underlying the disclosure you add. We note, for example, notes 2-6 added to page 47 simply recite the amount of the change, rather than the reason for the change.

Response: In response to the Staff’s comment, the disclosure in “Projected Financial Information” on page 54 of the Amendment has been revised to include the assumptions and reasoning for such assumptions, underlying Cooltech’s projections.

Ms. Amanda Ravitz

January 17, 2018

Opinions of Stout Risius Ross, LLC, page 49

3.	We note your response to prior comment 7 and your disclosure on page 21 that “[s]ince that opinion was issued, the acquisition of OneClick has been completed on October 1, 2017 and the indebtedness amount exceeds the assumption used in Stout’s opinion. As a result, the changed indebtedness may affect the opinion of Stout if it had been issued at a later date.” Revise the disclosure in this section to include the substance of this disclosure and indicate the amount by which the actual indebtedness exceeded the assumption used by Stout. Also revise in an appropriate location to disclose how the board considered this change in making its recommendation to shareholders to vote in favor of the transaction. In particular, please address whether the board considered obtaining an updated opinion from Stout regarding the fairness of the consideration. In addition, explain how the board considered the change in making its recommendation to shareholders in light of the fact that you did not obtain an updated opinion.

Response: In connection with the change in the merger consideration provided for in Amendment No. 2 to the Agreement and Plan of Merger and other changes related to Cooltech’s business, including those referenced in the Staff’s comment, the Company’s special committee requested and obtained a new fairness opinion from Stout on January 15, 2018. The new Stout fairness opinion and accompanying analysis is described in detail beginning on page 55.

Treatment of Cooltech Capital Stock in the Merger, page 70

4.	As requested by prior comment 9, tell us if there are any risks under Cooltech’s organizational documents or its governing state law from any non-pro rata distribution that you disclose. Include appropriate disclosure in your proxy statement/prospectus if necessary.

Response: We are advised by Cooltech and its counsel that there are no risks under Cooltech’s organizational documents or under its governing state law with respect to any non-pro rata distribution noted within the “Treatment of Cooltech Capital Stock in the Merger” section. Because there are no such risks, the Company and Cooltech did not deem it necessary or material to include additional language.

Cooltech’s Business, page 100

5.	Please expand your revisions in response to prior comments 16 and 17 to clarify the nature of OneClick’s arrangement with Apple. It is unclear what is meant by the term “authorized reseller.” For example, is there a contract under which OneClick resells Apple products?

Response: In response to the Staff’s comment, the disclosure in “Cooltech’s Business” has been revised on page 127 of the Amendment to clarify the nature of OneClick’s arrangement with Apple.

Ms. Amanda Ravitz

January 17, 2018

0% Series A Convertible Preferred Stock, page 131

6.	We note your response to prior comment 23. Your disclosure, however, continues to indicate that the Series A Convertible Preferred Stock will only be convertible if the holder owns in excess of 4.99% of InfoSonics common stock. As requested by our prior comment, reconcile your disclosure about the convertibility of the preferred stock in the fourth paragraph of this section with terms of the preferred stock in paragraph (e) on page E-5 of your proxy statement/prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the on page 158 of the Amendment.

* * * *

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (310) 788-3268. Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ David Katz
David Katz

cc:	Vernon A. LoForti (InfoSonics Corporation)